October 8, 2015	Yoon Y. Choo D 202.778.9340 F 202.778.9100 yoon.choo@klgates.com

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Preliminary Proxy Statement for each series of Permanent Portfolio Family of Funds, Inc. (File No. 811-03379)

Ladies and Gentlemen:
On behalf of the Permanent Portfolio, Short-Term Treasury Portfolio, Versatile Bond Portfolio and Aggressive Growth Portfolio (together, the “Portfolios”), each a series of Permanent Portfolio Family of Funds, Inc. (the “Fund”), transmitted herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, is a preliminary proxy statement proposed to be used in connection with a special meeting of the shareholders of the Portfolios.  The preliminary proxy statement asks shareholders to consider and vote to approve: a new investment advisory contract which does not change the fee rates paid by, or services provided to, the Portfolios; certain changes to the Portfolios’ investment objectives, policies and/or restrictions as set forth in the preliminary proxy statement; the redomiciliation of the Fund from a Maryland corporation to a Delaware statutory trust; and the election of the current directors of the Fund.
If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9340.
Sincerely, /s/ Yoon Y. Choo Yoon Y. Choo

cc:	Michael J. Cuggino Permanent Portfolio Family of Funds, Inc. George Zornada K&L Gates LLP